November 24, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Linda Cvrkel, Branch Chief

Re:	Chanticleer Holdings, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed March 31, 2014
Form 10-Q for the Quarter Ended March 31, 2014
Filed May 15, 2014
File No. 001-35570

Dear Ms. Cvrkel:

The purpose of this letter is to provide the Company’s response to the October 16, 2014 Comment Letter (the “Comment Letter”) to Mr. Eric S. Lederer, Chief Financial Officer of the Company.

Form 10-K for the Year Ended December 31, 2013

Statement of Stockholders’ Equity, page 35

COMMENT 1.	We note from your response to our prior comment 4 that you reclassified approximately $1.2 million of non-controlling interest from APIC in connection with the buyback of all of the South Africa minority interest for both cash and stock in June 2012. Please tell us how you determined or calculated the amount of the $1.2 million reclassification and explain to us why it was an appropriate reclassification. In this regard, we note that you reduced non-controlling interest for the amount of the stock and cash issued to buy back the non-controlling interest. However, it is not clear how you determined the $1.2 million adjustment to non-controlling interest. Please advise. Also, please tell us why the cash purchase of the non-controlling interest for $490,615 does not appear on the statement of cash flows. Please advise or revise accordingly.

Response:

As stated in our prior comment 4 response, the common stock issued was valued at the public offering price (actual trading price of the offering) of $4.50. The Company issued 219,248 shares at $4.50 per share and paid $490,615 in cash for the purchase of the South Africa Hooters non-controlling interest for a total of $1,477,266 representing the total fair value of the non-controlling interest reaquired by the Company. Therefore the Company recorded the following:

	Dr.	Cr.
Minority Interest	$295,662
Additional Paid in Capital	$1,181,569
Cash		$490,615
Common Stock		$986,616

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

The carrying value of non-controlling interest totaled $295,662. The difference of $1,181,569 between the purchase price and the carrying value of non-controlling interest was allocated against additional paid in capital. In accordance with ASC 810, when a company reacquires some of its ownership interests held by a non-affiliated entity, the difference between total consideration paid and the carrying amount of non-controlling interest is recorded to APIC. The $490,615 (cash portion of the monitory interest payment) is included in the amount of $1,202,936, “Purchase of investments”, on the statement of cash flows.

Notes to the Financial Statements

Note 12. Income Taxes, page 60

COMMENT 2.

We note from your response to our prior comment 10 that the prior year deferred tax adjustment represents a true up of the Company’s components of its deferred tax assets, principally its net operating and capital loss carry forwards. Please provide us more details as to why this is not considered a correction of an error and accounted for in accordance with ASC 250-10-45. Please advise or revise accordingly.

Response:

We evaluated ASC 250-10-45-22 through ASC 250-10-45-26 and noted that when financial statements are restated to correct an error, the entity shall disclose that its previously issued financial statements have been restated, along with a description of the nature of the error.

We considered ASC 250-10-45-27 and noted the true up was deemed to be immaterial to our financial statements on a quantitative and qualitative basis as there was no change in the reported net loss for the year or a change to the carrying values of the assets and liabilities as of December 31, 2013 as a result of this adjustment. Therefore due to the nature of this correction this was determined not to be an error that would require a restatement.

As illustrated below, the “true up” adjustment affected the deferred tax assets, principally its net operating and capital loss carry forwards. The offsetting adjustment is reflected in the change in the valuation allowance and therefore there is no impact on the statement of operations for any periods presented.

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

	A-B	B	A	A-B	B	A
	2013			2012
	As Filed	Deffered Tax		As Filed	Deffered Tax
	On Form 10-K	True Up		On Form 10-K	True Up
	Original	Adjustment	Unadjusted	Original	Adjustment	Unadjusted
Foreign
Current	$40,935	$-	$40,935	$19,205	$-	$19,205
Deferred	(167,554)	-	(167,554)	(170,962)	-	(170,962)
U.S. Federal
Current	-	-	-	-	-	-
Deferred	(652,624)	(969,067)	(1,621,691)	(791,395)	969,067	177,672
State & local
Current	-	-	-	-	-	-
Deferred	(76,786)	(114,008)	(190,794)	(93,105)	114,008	20,903
Change in valuation allowance	896,964	1,083,075	1,980,039	1,055,462	(1,083,075)	(27,613)
Income tax provision	$40,935	$-	$40,935	$19,205	$-	$19,205

As can be seen above, regardless if the true up were recorded in 2013 or 2012 there would be no impact on the balance sheet or statement of operations.

Note 13. Stockholders’ Equity, page 62

COMMENT 3.	We note from your response to our prior comment 11 that you will revise your disclosure to include a table which presents the number of shares/warrants issued, the per share/warrant value, and the total value. Please also revise to include the specific assumptions used in the Black Scholes model to determine the fair value of the warrants issued.

Response: For our 10-Q filed on November 14, 2014, we have also included specific assumptions used in the Black-Scholes model which were used to determine the fair value of the warrants issued. We will disclose these assumptions in all our filings going forward. The assumptions for warrants issued in 2012, 2013 and for the three months ended March 31, 2014 are presented below:

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

	Years Ended		Three Months Ended
	December 31, 2012	December 31, 2013	March 31, 2014
Common stock closing price	$4.50	$3.15 - $4.94	$4.25
Expected life (in years)	5.0	5-6	5.0
Expected volatility	62.58%	62.58% - 109.86%	55.00%
Call option value	$1.80	$1.31 - $4.07	$1.52 - $1.75
Risk-free interest rate	2.00%	0.59% - 2.00%	1.49%
Dividends	0.00%	0.00%	0.00%

Form 8-K filed September 17, 2014

COMMENT 4.	We note that in your purchase price allocation of the Australian entities, you allocated $3,677,067 to non-controlling interests. Please explain to us how you determined the amount allocated to non-controlling interest. Your response should include the nature and terms of all significant assumptions used in your valuation.

Response:

The $3,677,067 allocated to non-controlling interest was calculated per below (original column):

	Original	Adjustment	Revised
Consideration paid:
Warrants	$515,600	$-	$515,600
Assumption of debt	5,000,000	123,333	5,123,333
Total consideration paid for 60% of the entities (A)	5,515,600	123,333	5,638,933
Value of 100% of above (A divided by 60%) = (B)	9,192,667	205,555	9,398,222
Non-controlling interest (B-A)	$3,677,067	$82,222	$3,759,289

When the Company filed Form 8-K/A, the details of the interest on the debt was not known. Subsequent to the filing of Form 8-K/A, it was determined that $123,333 of interest was assumed at the date of acquisition. As a result, we have allocated $123,333 of additional debt and revised the purchase price and the proforma financial information in our September 30, 2014 10Q filing.

COMMENT 5.	We note that in regards to the July 2014 purchase of the Australian entities, you appear to have allocated a significant amount of the purchase price consideration to goodwill. Please explain to us how you evaluated this acquisition for the existence of other intangible assets such as any marketing related or contract based intangibles. See guidance in ASC 805-20-55.

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226

Response:

In connection with the acquisition of the Australian entities, which are Hooters restaurants in Australia, the Company analyzed the acquisition to determine the purchase price allocation in consideration of all identifiable intangibles.  Based on our evaluation, there were no marketing related assets or customer related intangibles for which the purchase price would be required to be allocated. The Company is however required to pay royalties based on future sales to Hooters of America. For marketing related assets, the Company did not acquire the rights to any trademarks or trade names or enter into any non-compete agreements. The value of any franchise rights was determined to be de minimis given the franchise agreement provides no significant territorial exclusiveness and given the nominal value of any required franchise fees. For contract-based intangible assets, we have reviewed all possible intangibles related to the assets presented in ASC 805-20-55 Exhibit 2 and determined the value for these to be de minimis. The premium paid for the business represents the economic value which is not captured by other assets such as the reputation of the business, the value of its human capital, its future growth potential and its professional management. The acquisition of this business will help the Company expand its international operations and presence.

The Company will further elaborate on the purchase price allocation disclosures in future filings for all periods presented in the format and discussion herein.

COMMENT 6.	Please revise the pro forma statements of operations to include a pro forma adjustment for interest expense related to the $5 million debt assumed in the transaction or advise why you do not believe such an adjustment is appropriate.

Response:

Please refer to our response to Comment 4 above.

Sincerely,

Chanticleer Holdings, Inc.

By:	/s/ Eric S. Lederer
Chief Financial Officer

Chanticleer Holdings, Inc. · 7621 Little Avenue · Suite 414 · Charlotte, NC 28226